Form 4
United States Securities and Exchange Commission, Washington, DC 20549

Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Benham, Mark R.
c/o Celerity Partners, 11111 Santa Monica Blvd., Los Angeles, CA 90025

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
05/31/01

5. Relationship of Reporting Person(s) to Issuer:
Director

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned


Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 147,592
Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a

Title of Security: Common Stock
Transaction Date: 5/9/01
Transaction Code: S
Amount: 38,319
Securities Acquired or Dispose of: Disposed (D)
Price: $26.00
Amount of Securities Beneficially Owned at End of Month: 311,495
Ownership Form Direct or Indirect: I (Indirect)
Nature of Indirect Beneficial Ownership: by Celerity Liquids, L.L.C.

Title of Security: Common Stock
Transaction Date: n/a
Transaction Code: n/a
Amount: n/a
Securities Acquired or Dispose of: n/a
Price: n/a
Amount of Securities Beneficially Owned at End of Month: 281,272
Ownership Form Direct or Indirect: I (Indirect)
Nature of Indirect Beneficial Ownership: by Celerity Details, L.L.C.




Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Warrants
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/00
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 26,841
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 26,841 Ownership Form of Derivative Securities Direct or Indirect: I (Indirect) Nature of Indirect Beneficial Ownership: by Celerity Dynamo, L.L.C.



Explanation of Responses:
Mr. Benham is a director of DDi Corp. and a managing member of Celerity Partners, L.L.C., which controls each of Celerity Dynamo, L.L.C.; Celerity Liquids, L.L.C.; and Celerity Details, L.L.C. He disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest.


Signature of Reporting Person: Mark R. Benham
Date: 6/5/01





Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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